

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Steven Cunningham
Chief Financial Officer
Enova International, Inc.
175 West Jackson Blvd.
Chicago, IL 60604

  Re: Enova International, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2022
   File No. 001-35503

Dear Steven Cunningham:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance